AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	ir@avino.com www.avino.com

February 25, 2009	TSX-V: ASM U.S. OTC BB: ASGMF Berlin & FSE: GV6

WARRANTS EXTENSION

Avino Silver & Gold Mines Ltd. ("Avino") announces that it has applied for a second amendment to its terms of the warrants issued pursuant to a private placement announced on January 25, 2006 .   The first amendment extended the expiry date of the Warrant from March 20, 2008 to March 20, 2009.  The current amendment will extend the expiry date of the warrants from March 20, 2009 to March 20, 2010. All other terms remain the same.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President

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